Exhibit 99.1

SENSTAR TECHNOLOGIES LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 6, 2022
__________________

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of the Shareholders, or the Meeting, of Senstar Technologies Ltd. to be held at 10:00 am (Israel time) on Tuesday, December 6, 2022 at our offices at 7 Menachem Begin Road (Gibor-Sport Tower), Ramat Gan, Israel (the telephone number at that address is +972-74-794-5200).

At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	to re-elect three (3) directors for terms expiring at our 2023 Annual General Meeting of Shareholders;
2.	to elect one (1) external director for a three (3) year term; and
3.
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2021 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on November 8, 2022 are entitled to notice of and to vote at the Meeting.  You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker, or another nominee which is one of our shareholders of record at the close of business on November 8, 2022, or who appears in the participant listing of a securities depository on that date. You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposal no. 2.  In order to approve the proposal, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

This notice is being provided to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is November 1st, 2022.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting.  Shareholders may also review the proxy statement on our company’s website at www.senstartechnologies.com or at our principal executive offices at 7 Menachem Begin Road, Ramat-Gan, Israel, upon prior notice and during regular working hours (telephone number: +972-74-794-5200) until the date of the Meeting.

By Order of the Board of Directors Doron Kerbel V.P., General Counsel and Secretary

Ramat Gan, Israel
October 25, 2022

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SENSTAR TECHNOLOGIES LTD.
7 Menachem Begin Road
Ramat Gan 5268102, Israel
__________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 6, 2022
__________________

       This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Senstar Technologies Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 am (Israel time) on Tuesday, December 6, 2022, at our offices at 7 Menachem Begin Road (Gibor-Sport Tower), Ramat Gan, Israel.

This Proxy Statement, the attached Notice of the Annual General Meeting, and the enclosed proxy card will be mailed to shareholders on or about November 10, 2022.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.	to re-elect three (3) directors for terms expiring at our 2023 Annual General Meeting of Shareholders;
2.	to elect one (1) external director for a three (3) year term; and
3.
to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022 and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2021, will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR each of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on November 8, 2022, are entitled to notice of and to vote in person or by proxy at the Meeting.

As of November 7, 2022, we had 23,309,987 ordinary shares outstanding.

Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee, or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so at least forty-eight (48) hours prior to the appointed time of the Meeting.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing, and mailing the enclosed proxy card in the enclosed postage-paid envelope, or for shares held in street name, by following the voting instructions provided by your broker, bank trustee, or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given, or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

     If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Company Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request it.

     If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee, or if you have obtained a legal proxy from your broker, bank, trustee, or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one-third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A Meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened Meeting, the required quorum consists of any two shareholders present in person or by proxy.

Abstentions and broker non-votes will be counted toward the quorum.  Broker non-votes occur when brokers hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote upon each of the matters to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of proposal no. 2.  In order to approve the proposal, the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone, or by electronic communication by our directors, officers, and employees.  We will reimburse brokerage houses and other custodians, nominees, and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Annual General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the “Investors’ Relations” section of our website at www.senstartechnologies.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of November 7, 2022, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares; and

•	all of our executive officers and directors as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of ordinary shares outstanding as of November 7, 2022 and includes the number of ordinary shares underlying options and warrants that are exercisable within sixty (60) days from the date of November 7, 2022.  Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 23,309,987 ordinary shares outstanding as of November 7, 2022.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through November 7, 2022, and information provided to us by such shareholders.  Unless otherwise noted below, each shareholder’s address is c/o Senstar Technologies Ltd., 7 Menachem Begin Road, Ramat Gan 5268102, Israel.

Name	Number of Shares	Percentage
FIMI Opportunity Five (Delaware), Limited Partnership (1)	4,646,924	19.9%
FIMI Israel Opportunity Five, Limited Partnership (1)	5,207,235	22.3%
All directors and executive officers as group (9 persons) (2).	428,750	(* )
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* Less than 2%

(1)
Based on Schedule 13D/A filed with the SEC on October 11, 2016 and other information available to us. The address of FIMI Opportunity Five (Delaware), Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership is c/o FIMI FIVE 2012 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel. FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 9,854,159 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel.

(2)
Consists of (i) 13,750 ordinary shares directly or beneficially owned by our directors and executive officers; and (ii) 415,000 ordinary shares issuable upon the exercise of currently exercisable options or options that vest within 60 days of November 7, 2022.

The annual compensation earned during 2021 by our five most highly-compensated senior office holders is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on April 27, 2022, a copy of which is available on our website at www.senstartechnologies.com.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

You are being asked to re-elect the following directors: Gillon Beck, Jacob Berman and Avraham Bigger.

Our Articles of Association provide for a board of directors consisting of no less than three (3) and no more than eleven (11) members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of five (5) directors, including two external directors appointed in accordance with the Israeli Companies Law. Our directors, other than our external directors, are elected at each annual general meeting of shareholders. The term of office of one of our external directors, Mr. Moshe Tsabari will expire in 2023, and the term of office of our other external director, Ms. Limor Steklov, will expire at the Meeting, and the shareholders are being asked to renew her appointment for an additional three years, as described in Item 2 below.

You are being asked to re-elect our three current directors who are not external directors.  If all of our Board of Directors’ nominees are elected, the foregoing three directors will continue to serve as directors following the Meeting in addition to the external directors as further explained in Item 2 below. Each director who is elected at the Meeting will serve until next year’s annual general meeting of our shareholders and until their successors are elected and qualified. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

In accordance with the Israeli Companies Law, each of the nominees for election to our board of directors (as well as our external directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the size and special needs of the company. Our Board of Directors has determined that each member of our Board of Directors, with the exception of our Executive Chairman, Gillon Beck, is an independent director under the applicable Nasdaq regulations and the Israeli Companies Law, including all members of our Board of Directors’ Audit Committee and Compensation Committee.

Biographical information concerning each of the nominees is set forth below:

Gillon Beck (60) has served as a director and Executive Chairman of our board of directors since September 2014. Since 2003, Mr. Beck has been a Senior Partner at FIMI Opportunity Funds, the controlling shareholder of Senstar, as well as a Director of the FIMI Opportunity Funds’ General Partners and SPV companies. In addition, Mr. Beck currently serves as Chairman of the Board of ImageSat NV, Emet Computing Ltd. (TASE), Gal-Shvav Ltd, Bet Shemesh Engines Ltd. (TASE: BSEN), Inrom Industries Ltd., Bird Aerosystems Ltd, and is a director of Rafa Laboratories Ltd., Simplivia Ltd., Orbit Technologies Ltd (TASE: ORBI), Carmel Forge Ltd., AITECH Ltd, Stern Engineering Ltd., Utron Ltd. ( TASE) and Unitronics (1989) (RG) Ltd (TASE: UNIT). During the past five years, Mr. Beck had served as a member of the Board of Directors of the following public companies: Overseas Commerce Ltd (TASE: OVRS), Ham-Let Ltd., Inrom Construction Ltd. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. (TASE). Mr. Beck received a Bachelor of Science degree (Cum Laude) in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology and a Master of Business Administration in Finance in 1992 from Bar-Ilan University.

Jacob Berman (74) has served as a director since November 2013. Mr. Berman is the President and founder of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002. From November 2014 until March 2019, Mr. Berman served as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman was the founder, President and CEO of the Commercial Bank of New York.

Avraham Bigger (75) has served as a director since September 2014. Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd. Mr. Bigger currently serves as the chairman of the board of PCB Technologies Ltd. and of the board at Recha Pharmaceutical Industries Ltd., board member at MCA (car import and distributor), international board member of the Weitzman Science Institute and a board member of the Israel Nature and Heritage Foundation. He formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Adama Ltd. (formerly Makhteshim Agam Industries Ltd.), Chairman of the Boards of Directors of Supersol Ltd. (TASE:SAE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE:PZOL) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE:LUMI), First International Bank of Israel Ltd. (TASE:FIBI), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.) (TASE:STRS), Partner Communications Company Ltd. (TASE, NASDAQ:PTNR), Cellcom Israel Ltd. (TASE, NYSE:CEL), El-Al Israel Airlines Ltd., Migdal Insurance and various private companies. Mr. Bigger received a Bachelor of Economics degree and an M.B.A. degree, both from the Hebrew University of Jerusalem.

We are proposing to adopt the following resolutions:

RESOLVED, to re-elect Gillon Beck to serve as a director on the Board of Directors of the Company until the 2023 annual meeting of shareholders and until his successor is elected and qualified;

FURTHER RESOLVED, to re-elect Jacob Berman to serve as a director on the Board of Directors of the Company until the 2023 annual meeting of shareholders and until his successor is elected and qualified; and

FURTHER RESOLVED, to re-elect Avraham Bigger to serve as a director on the Board of Directors of the Company until the 2023 annual meeting of shareholders and until his successor is elected and qualified.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

II.   RE-ELECT ONE (1) EXTERNAL DIRECTOR FOR A THREE (3) YEAR TERM
(Item 2 on the Proxy Card)

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence.  Under the Israeli Companies Law, an external director serves for a term of three years, which may be extended for additional three-year terms.  Further, an external director can be removed from office only under very limited circumstances.  In addition, under the Israeli Companies Law, all external directors must serve on our Audit Committee and Compensation Committee (including one external director serving as the chair of our Audit Committee and our Compensation Committee), and at least one external director must serve on each committee of our Board of Directors.

As noted above, the current term of office of our external director Ms. Steklov will expire following this Meeting, and the shareholders are being asked to re-elect Ms. Steklov as an external director for an additional three years. The term of office of our other external director, Mr. Tsabari, expires in 2023, and he is not required to stand for reelection at the Meeting.  Biographical information concerning Ms. Steklov and Mr. Tsabari (who is not standing for re-election at the Meeting) is set forth below.

Ms. Limor Steklov (51) has served as an external director since August 2019. Ms. Steklov has served as the CFO of TNT Express Worldwide (Israel) Ltd. since 2000. Ms. Steklov has extensive experience in business partnering, combining business and financial visions, leading economic and business analytics, leading worldwide/local projects, creating effective and efficient processes, and leading, coaching, motivating and mentoring large finance teams. Ms. Steklov currently serves as a board member of the parent company of FEDEX Israel. Ms. Steklov holds a B.A. degree in economics and accountancy from the College of Management – Academic Studies (COMAS) in Rishon LeZion and a M.A. degree in law from Bar-Ilan University.

Mr. Moshe Tsabari (68) has served as an external director since December 2014. Since 2018 Mr. Tsabari has served as EVP for innovation at ICTS Europe S.A. which is part of Groupe Sofinord S.A. Until 2018 Mr. Tsabari was the owner and had served as the joint CEO of GME Trust, a company that advises on crisis management and improvement of work processes, in Israel and worldwide. Since 2005, Mr. Tsabari has served as the owner and director of Osher – Training & Consulting Ltd. From 2006 to 2011 Mr. Tsabari served as a senior partner in the International Company for Defense and Rescue Ltd. and in QG Company, two companies that are engaged in the provision of consultancy and training projects in the security field in Israel. In addition, Mr. Tsabari is the founder of the International Institute for Researching the Arab World, is a former director in Links Aviation and is the former CEO of SYS-TRY, an electronic equipment development company. Prior to that, Mr. Tsabari served for 15 years, until 2004, in the Israeli Security Agency (ISA) in a number of positions, including Director of Personal in the Human Resources Division, Director of Security Assistance Division (rank in both positions equivalent to Major General) and Head of the Operations Division (rank equivalent to Brigadier). Mr. Tsabari holds a B.Sc. degree in Geodetic Engineering, a M.A. degree in Industrial and Management Engineering and a PhD degree in Science, all from the Technion – The Israeli Institute of Technology. In addition, Mr. Tsabari is an A.M.P. graduate from the Wharton School of the University of Pennsylvania.

Our board of directors recommends that Ms. Steklov be re-elected as an external director at the Meeting for a three-year term and has found that Ms. Steklov has all the necessary qualifications required under the Israeli Companies Law to be considered an “external director” in accordance with the Israeli Companies Law and an “independent director” pursuant to the rules of NASDAQ.

We are proposing to adopt the following resolution:

RESOLVED, that the re-election of Ms. Steklov to the Board of Directors of the Company to serve as an external director for a three-year term be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to re-elect Ms. Steklov as an external director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company other than Senstar that is affiliated with you has a personal interest in the adoption of the proposal.  Such a company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares or to a matter that is not related to a relationship with a controlling shareholder.

III. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

We first appointed Kost Levy & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates, except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our audit committee and board of directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our board of directors has again recommended, pursuant to the recommendation of our audit committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2022, and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the audit committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2021, we paid Kost Forer Gabbay & Kasierer $270,000 for audit services, $43,000 for tax-related services and $4,000 in other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors, as well as fees associated with the due diligence examination of potential acquisitions and the rights offering that we conducted during the year).

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Senstar Technologies Ltd. for the year ending December 31, 2022 be and hereby is ratified and approved, and that the audit committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

           The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

IV. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATE
FINANCIAL STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2021 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2021, including the auditor’s report and consolidated financial statements for the year ended December 31, 2021, which was filed with the SEC on April 27, 2022, is available on our website at www.senstartechnologies.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F, or the contents of our website form part of the proxy solicitation material.

V. OTHER MATTERS

Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2023 annual general meeting of shareholders pursuant to the Israeli Companies Law, shareholder proposals must be in writing and must be properly submitted to our Company at 7 Menachem Begin Road, Ramat Gan 5268102, Israel, Attn: V.P. General Counsel and Secretary, and must otherwise comply with the requirements of the Israeli Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than September 7, 2023; provided that if the date of the 2023 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2023 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2023 will include (1) the election or re-election of directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2022 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2023 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

By Order of the Board of Directors Doron Kerbel V.P. General Counsel and Secretary

Dated: November 10, 2022